Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Natcore Technology Inc. 87 Maple Avenue, 1stFloor Red Bank, New Jersey 07701

Item 2	Date of Material Change

August 18, 2015

Item 3	News Release

A news release was disseminated on August 17, 2015 through the facilities of Stock watch.

Item 4	Summary of Material Change

Natcore has entered into a consulting arrangement with a third party services which will result in the issuance of 325,000 common shares at a price of $0.45 in exchange for services rendered.

Item 5	Full Description of Material Change

See above summary.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Charles Provini is knowledgeable about the material change and the Report and may be contacted (732) 576-8800.

Item 9	Date of Report

August 18, 2015